Exhibit 99.6

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

16 December 2004

Notification has been received today that as at the close of business on 13 December 2004, Cater Allen International Limited no longer had a notifiable interest in the ordinary share capital of the Company.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.